Exhibit 1.01

Smurfit Westrock plc

Conflict Minerals Report

For the Reporting Period from January 1, 2025 to December 31, 2025

1.	OVERVIEW

This Conflict Minerals Report (this “Report”) for the period from January 1, 2025 to December 31, 2025, is presented as an exhibit to the Specialized Disclosure Report on Form SD to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (together, the “Rule”). As used herein, and consistent with the Rule, “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold and wolframite and their derivatives tin, tantalum, tungsten (such derivatives together with gold, collectively, “3TG”), without regard to the location of origin of the conflict minerals, and “Covered Countries” refers to the Democratic Republic of the Congo and any adjoining country. Smurfit Westrock plc (together with its subsidiaries, “we,” “us,” “our,” the “Company” or “Smurfit Westrock”) was created in July 2024 as a strategic combination (the “Combination”) between Smurfit Kappa Group plc (“Smurfit Kappa”), one of the leading integrated corrugated packaging manufacturers in Europe, with a large-scale pan-regional presence in Latin America, and WestRock Company (“WestRock”), one of the leaders in North America in corrugated and consumer packaging solutions and a multinational provider of sustainable fiber-based paper and packaging solutions. We are a global leader in sustainable, paper-based packaging with extensive scale, quality products and geographic reach and diversity. We aim to be the ‘go-to’ packaging partner of choice, bringing together highly complementary portfolios and sets of capabilities benefiting customers, employees and shareholders.

As of December 31, 2025, Smurfit Westrock employed approximately 97,000 people and maintained operations in 40 countries, primarily in North America, Latin America and Europe, and with some operations in Asia, Africa and Australia. We currently operate 57 paper mills, 450 converting plants, 70 recovered fiber facilities, two wood procurement operations in Europe, two forestry operations in Latin America and 57 distribution facilities in North America, and 30 other production facilities carrying on other related activities. In addition, we have approximately 308,000 acres of forest plantations, the majority of which are owned and located in Latin America, which support mill operations in addition to propagating trees for planting.

The vast majority of products that Smurfit Westrock manufactures or contracts to manufacture are made from renewable, wood fiber and/or recycled materials. We also manufacture packaging machinery and permanent displays (the “Relevant Products”) that may contain electronic and other solid metal components, a relatively small number of which may contain 3TG. As we determined that 3TG is necessary to the functionality of certain components of the Relevant Products we manufacture or contract to manufacture, we are required to undertake a reasonable country of origin inquiry (“RCOI”) to determine whether the 3TG originated in a Covered Country or is from recycled or scrap sources. Based on our inquiries, we have reason to believe (i) certain of these products originated or may have originated in the Covered Countries and (ii) those necessary 3TG metals are not or may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of the necessary 3TG but were unable to determine its country of origin.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS AND RESULTS

We designed our RCOI and due diligence measures to conform, in all material respects, with the framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) and the related supplements for 3TG. The Company has established a Supplier Code of Conduct, accessible through our website, that requires our suppliers to implement such policies and procedures as may be required to ensure that any minerals or products provided to the Company do not contain 3TG metals from Covered Countries. We also maintain mechanisms for employees and suppliers to report possible improper or unethical issues and matters:

•	suppliers and other third parties may report concerns on our website (www.smurfitwestrock.com); and
•	employees may report concerns through business channels, the legal department or our ethics hotline.

Our supply chain is both global and complex. There are multiple tiers of suppliers between us and the original sources of the metal components we purchase, and these components are multiple manufacturing steps downstream of smelters. As a result, we used a data-driven and risk-based approach (i) to identify products manufactured by us or contracted to be manufactured by us during the reporting period that contain or may contain 3TG necessary to their functionality or production and (ii) to determine if the 3TG has or may have originated from the Covered Countries. To identify which metals, if any, are contained in these products, a cross-functional team reviewed relevant data resources, such as declaration/certification surveys and procurement data. The team included individuals from the procurement, operations, product stewardship and legal departments. We also distributed a survey to individual plant management teams of our manufacturing locations of packaging machinery and merchandising display operations to identify products manufactured or contracted to be manufactured during the reporting period that potentially contained 3TG and, as applicable, the relevant suppliers of such products.

Based on the results of the reviews and surveys, we endeavored to engage approximately 168 direct suppliers of materials that could potentially contain 3TG (the “identified suppliers”), which we have determined is the most effective way to gather information on the source and chain of custody of 3TG. For this reporting period, we requested that all identified suppliers either complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) or, if applicable, confirm to us that their responses had not changed from the prior year. We reviewed, assessed and categorized more than 134 identified supplier responses to evaluate whether the materials in question contained or may contain 3TG and, if so, whether any smelters in the identified supplier’s supply chain sourced the 3TG from the Covered Countries. We utilized the audit results of 3TG smelters and refiners available through RMI as part of this analysis. We reviewed this data against risk-based criteria developed by our team and grouped the supplier responses into categories indicating the level of potential risk.

A majority of supplier responses were categorized as no risk as they indicated that their products did not contain any 3TG.

We identified minimal-risk vendors as those who use 3TG but have a high response rate to their surveys indicating that smelters in their supply chains are fully compliant according to audits under the CMRT protocol.

Finally, we classified the responses of certain suppliers as potential or high risk, as these vendors were unable to determine whether the products we purchased contained 3TG or whether the necessary 3TG therein originated in a Covered Country. We requested follow-up information from many of these suppliers and repeatedly requested completed CMRTs from non-responding suppliers.

Based on the due diligence process and analysis described above and undertaken by us, we concluded that we did not have sufficient information to identify which smelter(s) processed the 3TG contained in the Relevant Products; therefore, we are unable to determine the smelters used to produce the 3TG in the Relevant Products during the reporting period. Likewise, we have insufficient data to enable us to identify the country of origin of all 3TG in the Relevant Products.

2.	RISK MITIGATION STEPS

We intend to continue to engage with suppliers as we pursue our commitment to the sustainable and responsible sourcing of materials and services, including identifying any 3TG in our products from Covered Countries. We expect our suppliers to comply with our Supplier Code of Conduct. Also, we expect our suppliers to fully comply with applicable laws and to disclose to us if they source any 3TG in our products from Covered Countries.

3.	FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report reflect our expectation with respect to future performance and constitute “forward-looking statements,” including within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as “future,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “will,” “would,” “could,” “can,” “may,” and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ materially from the results expressed or implied in the forward-looking statements. Forward-looking statements are subject to a variety of uncertainties, unknown risks and other factors concerning our operations and business environment, are difficult to predict and may be beyond our control. Factors that could adversely affect our future performance with respect to the matters discussed in this Report include the responsible sourcing of 3TG in our supply chain by our direct and indirect suppliers; the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG contained in our supply chain; and other factors described under the heading “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and subsequent filings with the Securities and Exchange Commission.